Smart Sand, Inc.

24 Waterway Avenue, Suite 350

The Woodlands, Texas 77380

(281) 231-2660

October 18, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	John Reynolds, Assistant Director
Division of Corporation Finance

Re:	Smart Sand, Inc.
Registration Statement on Form S-1
Filed September 19, 2016
File No. 333-213692

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Smart Sand, Inc. (the “Company,” “we,” “our” and “us”) has provided for the Staff’s review in Exhibit A hereto an explanation and analysis as to why the corrections to the audited financial statements for the years ended December 31, 2014 and 2015 and the unaudited interim financial statements for the six months ended June 30, 2016 and 2015, included in Amendment No. 2 (“Amendment No. 2”) to its Registration Statement (the “Registration Statement”) on Form S-1, File No. 333-213692, filed on October 18, 2016, are immaterial.

*         *         *

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Ryan J. Maierson at (713) 546-7420.

Very truly yours,

Smart Sand, Inc.

By:	Lee E. Beckelman
Name: Lee E. Beckelman
Title: Chief Financial Officer

Cc:	Ryan J. Maierson, Latham & Watkins LLP

Exhibit A

($ in thousands)

ASC 250 provides guidance related to the recognition, measurement, presentation and disclosure in the financial statements resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared. The following narrative describes the Company’s consideration, analysis and conclusion regarding the impact of ASC 250, Accounting Changes and Error Corrections, as it relates to the preferred shares immaterial correction as disclosed in the financial statements included in Amendment No. 2 of the Registration Statement.

1. Determining whether an error exists

The Company identified an error relating to the quarterly accretion of the preferred stock original issuance costs as part of the September 30, 2016 quarterly reconciliation process; the total in the liability account did not equal the liquidation value of the preferred stock with a mandatory redemption date of September 13, 2016.

2. Assessing the materiality of an error

The Company performed an analysis to determine the materiality of the errors in accordance with the requirements of ASC 250 and SAB 99. The error was analyzed for its impact on interest expense and net income in the statement of operations, total liabilities/stockholders’ equity on the balance sheet and to cash flows from operations on the statement of cash flows. See Appendix A - SAB 99 consideration.

The largest percentage impact identified was on earnings per share (“EPS”); the Company believes that the quantitative impact on EPS is not indicative of the classification of this adjustment as material to a user of the financial statements because:

1.	the nature of this preferred share accretion is non-cash; and

2.	the preferred shares are planned to be fully repaid as part of the IPO process (as disclosed in the Registration Statement), and therefore potential investors will not have to consider such accretion expense as part of future EPS. Such impact is included in the pro-forma footnote 3 of the Capitalization table in the Registration Statement; this pro-forma disclosure was included in the Registration Statement as a response to comment #6 in the SEC comment letter dated September 8, 2016.

Based on these quantitative and qualitative analyses, the Company determined that the errors were not material to the audited financial statements as of and for years ended December 31, 2015 and 2014 (“audited financial statements”) and the unaudited interim financial statements as of and for the six months ended June 30, 2016 and 2015 (“interim financial statements”).

Additionally, to assess the materiality of the errors, the Company performed a SAB 108 analyses on prior periods using the rollover and iron curtain approaches. These analyses gave consideration to both the individual impact of the adjustment as well as the aggregation of all passed adjustments. See Appendix B – SAB 108 consideration.

The iron curtain approach analysis yielded a larger variance as a percentage of pre-tax net income (loss) and net income (loss), which on a stand-alone quantitative basis, may be an indicator of a material variance. However, the following additional factors were considered:

1.	the rollover impact of this aggregation on pre-tax net income (loss) and net income (loss) did not indicate material variances; and

2.	pre-tax net income (loss) and net income (loss) are not necessarily meaningful indicators for those periods since the oil & gas industry was in a significant downturn during those periods, so the impact of non-operating expenses such as interest expense was substantially greater as these amounts are consistent period over period, regardless of activity.

Based on these analyses, the Company determined that the errors were not material to the audited financial statements and interim financial statements included in the Registration Statement.

3. Correcting the error

Because correcting the identified error in the current year would likely materially misstate those financial statements, the prior period financial statements should be, and were, corrected even though the identified preferred share corrections are considered immaterial to the prior period financial statements.

4. Disclosing an error

Disclosure requirements related to the accumulation of immaterial errors are not specifically addressed in ASC 250. However, it is general practice to disclose the impact of such immaterial errors in the financial statements.

The following disclosure is included as part of footnote 1 to the audited financial statements as of and for the years ended December 31, 2015 and 2014:

Immaterial Correction

The Company discovered an immaterial correction should be made relating to the amortization of deferred transaction costs associated with the issuance of the Company’s outstanding preferred shares. The Company has been amortizing the deferred costs into interest expense from the date of issuance to the mandatory redemption date of the preferred shares, which is September 13, 2016. In March 2014, the Company redeemed certain preferred shares prior to the mandatory redemption date and wrote off a portion of the transaction costs as part of the early redemption. The Company never adjusted the quarterly amortization amount for the portion previously written off. The Company concluded the amounts were immaterial to its 2015 and 2014 financial statements in accordance with the guidance in SEC Staff Accounting Bulletin (SAB) No. 99 “Materiality” and SAB No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements.” As a result, the correction resulted in a decrease in interest expense and corresponding increase to net income by $492 and $369 for the years ended December 31, 2015 and 2014, respectively. The correction also resulted in a decrease to current liabilities by $861 and $369 as of December 31, 2015 and 2014, respectively. The immaterial correction did not impact the statement of cash flows or cash paid for interest.

The following disclosure is included as part of footnote 1 to the unaudited financial statements as of and for the six months ended June 30, 2016 and 2015:

Immaterial Correction

The Company discovered an immaterial correction should be made relating to the amortization of deferred transaction costs associated with the issuance of the Company’s outstanding preferred shares. The Company has been amortizing the deferred costs into interest expense from the date of issuance to the mandatory redemption date of the preferred shares, which is September 13, 2016. In March 2014, the Company redeemed certain preferred shares prior to the mandatory redemption date and wrote off a portion of the transaction costs as part of the early redemption. The Company never adjusted the quarterly amortization amount for the portion previously written off. The Company concluded the amounts were immaterial to its 2016 and 2015 interim financial statements in accordance with the guidance in SEC Staff Accounting Bulletin (SAB) No. 99 “Materiality” and SAB No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements.” As a result, the correction resulted in a decrease in interest expense and corresponding increase to net income by $246 for the six months ended June 30, 2016 and 2015, respectively. The correction also resulted in a decrease to current liabilities by $1,107 and $861 as of June 30, 2016 and December 31, 2015, respectively. The immaterial correction did not impact the statement of cash flows or cash paid for interest.

5. Impact on Internal Controls

The error was identified as part of the September 30, 2016 month-end reconciliation process. As the adjustments are considered immaterial corrections that were part of the month-end close reconciliation process, the deficiency is not considered to rise to the level of material weakness, rather a significant deficiency. No additional internal control disclosures are therefore required in the Registration Statement.

Appendix A

Smart Sand Inc.

Preferred Share Accretion Immaterial Correction

SEC Staff Accounting Bulletin (SAB) 99 - Materiality Discussion

Purpose

SAB 99 provides guidance on the concept of materiality for both financial statement preparers (management) and the independent auditors.

The purpose of the analysis is to document the SAB 99 guidance, management’s quantitative and qualitative assessment of the corrections to preferred stock accretion expense and the conclusions reached by management.

Background

In October 2016, after filing a Registration Statement on Form S-1 with the SEC, the Company discovered an immaterial correction needed to be made relating to the amortization of deferred transaction costs associated with the issuance of the Company’s outstanding preferred shares. The Company has been amortizing the deferred costs into interest expense from the date of issuance to the mandatory redemption date of the preferred shares, which is September 13 2016. In March 2014, the Company redeemed certain preferred shares prior to the mandatory redemption date and wrote off a portion of the transaction costs as part of the early redemption. The Company never adjusted the quarterly amortization amount for the portion previously written off.

Analysis

SAB 99 requires that materiality be considered quantitatively as well as qualitatively. FASB indicates that “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probably that the judgment of a reasonable person relying upon the report would bave been changed or influenced by the inclusion or correction of an item.” The courts indicate that an item is considered material if a reasonable investor’s decision would have been altered by the “total mix” of information. Misstatements are not material/immaterial simply because they meet/fall beneath a numerical threshold.

A. Quantitative

	Audited FS		Interim Unaudited FS
($s in 000s)	2015	2014	June 2016	June 2015
Income Statement Impacts [Increase (Decrease)]:
Reduction of Preferred Stock Interest previously reported	$492.16	$369.12	$246.08	$246.08
Income (Loss) before taxes Impact	492.16	369.12	246.08	246.08
Impact on Income Taxes (preferred stock related expense not deductible for tax purposes)	0	0	0	0
Net income (loss) Increase (Decrease)	492.16	369.12	246.08	246.08
EPS - Basic Increase	48.96	36.85	24.42	24.50
EPS - Diluted Increase	41.01	30.94	24.42	20.50
Income (loss) before taxes, as adjusted	9,119	17,074	(2,023)	2,562
Net income, as adjusted	4,990	7,556	(1,967)	929
EPS, basic, as adjusted	496.42	754.23	(195.20)	92.51
EPS, diluted, as adjusted	415.83	633.44	(195.20)	77.39
Correction as % of Income before taxes	5%	2%	-12%	10%
Correction as % of Net Income	10%	5%	-13%	26%
Correction as % of EPS, basic	10%	5%	-13%	26%
Correction as % of EPS, diluted	10%	5%	-13%	26%
Balance Sheet Impacts:
Preferred Shares Liability	(861)	(369)	(1,107)	(615)
Accumulated Deficit	861	369	1,107	615
Total Liabilities and SH Equity	—	—	—	—
Preferred Stock Liability, as adjusted	34,708	29,059	37,888
Accumulated Deficit, as adjusted	(316)	(5,306)	(2,283)
Total Liabilities and SH, as adjusted	133,050	109,629	123,963
Correction as % of Pref Stock Liability	-2%	-1%	-3%
Correction as % Accumulated Deficit	-273%	-7%	-49%
Correction as % of Total Liab & S/E	0%	0%	0%
Cash flows Impacts:
No impact on cash flows from operations
No impact on cash flows from investing
No impact on cash flows from financing

B. Qualitative

The following qualitative factors - some specifically identified in SAB 99, and other company specific items - were considered in determining the materiality of the corrections.

Factor	Discussion
1) The item arises from an estimate	The preferred stock accretion calculation did not arise from an estimate, rather it was based on a calculated accretion amortization schedule.

2) The item masks change in earnings or other trends	The preferred stock accretion expense is not related to the operations of the Company; rather it represents the expensing of the original issuance costs of the preferred stock over their life through the
Sept 13, 2016 mandatory redemption date

3) The item hides failure to meet analyst expectations	The financial statements presented are for periods prior to the Company being considered by analysts. Additionally, the preferred shares are intended to be fully repaid with the proceeds of the S-1, as noted throughout the Registration Statement; therefore preferred share accretion costs will not be applicable to investors or analysts.

4) The item changes net loss into income or vice versa	No change from loss to income or vice versa as a result of this adjustment.

5) The item impacts specific material segment	The Company only has one operating segment.

6) The item impacts compliance with regulatory requirements	No regulatory requirements that are applicable to the Company would be impacted by this adjustment.

7) The item impacts loan covenants	Accretion of preferred stock issuance costs are included as part of interest expense on the Company’s statement of operations. Interest expense is part of the calculation to reconcial from net income (loss) to Earnings before interest, tax, depreciation, amortization and accretion (“EBITDA”). The Company’s covenants are based on Adjusted EBITDA, as defined in the revolving credit facility, which adds back several other items to EBITDA to arrive at the Adjusted EBITDA.

8) The item effects increating management’s compensation	Management bonuses are production cost or Adjusted EBITDA based, neither or which is impacted by preferred share accretion/interest expense, as indicated in #7 above.

9) The item conceals unlawful transaction	There is no unlawful nature to the item.

10) The item has a material tax impact	Preferred stock accretion is not deductible for tax purposes as it is treated as equity for tax purposes.

11) The item changes the cash liability impact	The ultimate cash liability (liquidation value) to the preferred shareholders is not effected by this adjustment.

Conclusion

The Company has evaluated the quantitative and qualitative factors indicated above, and determined that, in accordance with the guidance in SAB 99, the corrections for the audited financial statements (2015 and 2014) and the interim financial statements (June 30 2016 and June 30 2015) are immaterial to each respective financial statement.

Additionally, SAB 99 (and SAB 108) discuss that immaterial misstatements occur in several years and the cumulative effect becomes material in the current year. The Company determined that recording the immaterial impact of all previous period adjustments in the correct prior period rather than in the current period or next interim period, which may have a quantitative material impact to the current period, and would improperly account for the income statement impact of prior periods to impact the correction of a balance account, which had a cumulative adjustment over multiple periods impacting the balance.

Appendix B

Smart Sand Inc.

Preferred Share Accretion Immaterial Correction

SEC Staff Accounting Bulletin (SAB) 108 Discussion

In addition to giving consideration to materiality of misstatements identified in the financial statements by the financial statement preparers (management) or the independent auditors, the SEC also requires consideration of previous period unrecorded adjustments, not just the current year results, as documented in SAB 108.

SAB 108 discusses two approaches to analyze the impact of any adjustment; the results under these approaches should be analyzed together, not independently.

Rollover approach:	quantifies misstatement based on the amount of the error originating in the current year income statement. This approach ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years (i.e. the carrover effects of prior year misstatements.)

Iron curtain approach:	quantifies misstatement based on the effects of correcting misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year of origin.

Analysis

As part of the annual audit/interim period reviews, management assesses the impact of proposed passed adjustments resulting from the respective period audit/interim review on both a rollover and iron curtain basis. The following summary presents the impact of each period’s adjustments with and without the inclusion of the mistatements identified related to the preferred stock accretion adjustment.

	Audited FS		Interim Unaudited FS
($s in 000s) [Increase (Decrease) to net income]	2015	2014	June 2016	June 2015
A. Rollover approach
Passed Adjustments (pre tax effect)
(PS accretion entries not deductible for tax, therefore do not need tax effect consideration) - before PS Adjustment	(279)	124	(34)	(166)
PS Adjustment	492	369	246	246

Adjusted Passed Adjustments	213	493	212	80
Total pretax net income before correction	8,627	16,705	(2,269)	2,316
Total pretax net income after correction	9,119	17,074	(2,023)	2,562
Total net income before correction	4,498	7,187	(2,213)	683
Total net income after correction	4,990	7,556	(1,967)	929
EBITDA (before/ after correction is same)	22,298	28,687	5,996	8,411
Passed adjustments as % pre-tax net income before PS correction	-3%	1%	1%	-7%
Passed adjustments as % pre-tax net income after PS correction	2%	3%	-10%	3%
Passed adjustments as % net income before PS correction	-4%	1%	-1%	-13%
Passed adjustments as % net income after PS correction	4%	7%	-11%	9%
Passed adjustments as % of EBITDA before PS correction	-1%	0%	-1%	-2%
Passed adjustments as % of EBITDA after PS correction	1%	2%	4%	1%

Smart Sand Inc.

Preferred Share Accretion Immaterial Correction

SEC Staff Accounting Bulletin (SAB) 108 Discussion

In addition to giving consideration to materiality of misstatements identified in the financial statements by the financial statement preparers (management) or the independent auditors, the SEC also requires consideration of previous period unrecorded adjustments, not just the current year results, as documented in SAB 108.

SAB 108 discusses two approaches to analyze the impact of any adjustment; the results under these approaches should be analyzed together, not independently.

Rollover approach:	quantifies misstatement based on the amount of the error originating in the current year income statement. This approach ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years (i.e. the carrover effects of prior year misstatements.)

Iron curtain approach:	quantifies misstatement based on the effects of correcting misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year of origin.

Analysis

As part of the annual audit/interim period reviews, management assesses the impact of proposed passed adjustments resulting from the respective period audit/interim review on both a rollover and iron curtain basis. The following summary presents the impact of each period’s adjustments with and without the inclusion of the mistatements identified related to the preferred stock accretion adjustment.

	Audited FS		Interim Unaudited FS
($s in 000s) [Increase (Decrease) to net income]	2015	2014	June 2016	June 2015
B. Iron Curtain:
Passed Adjustments (pre tax effect)
(PS accretion entries not deductible for tax, therefore do not need tax effect consideration) - before PS Adjustment	(7)	(44)	46	—
PS Adjustment	861	369	1,107	615

Adjusted Passed Adjustments	854	325	1,154	615
Total pretax net income before correction	8,627	16,705	(2,269)	2,316
Total pretax net income after correction	9,119	17,074	(2,023)	2,562
Total net income before correction	4,498	7,187	(2,213)	683
Total net income after correction	4,990	7,556	(1,967)	929
Passed adjustments as % pre-tax net income before PS correction	0%	0%	-2%	0%
Passed adjustments as % pre-tax net income after PS correction	9%	2%	-57%	24%
Passed adjustments as % net income before PS correction	-1%	0%	1%	0%
Passed adjustments as % net income after PS correction	17%	4%	-59%	66%

Note: EBITDA, although a non-GAAP measure, is an important measure for determining materiality in the current environment in which the company was operating in 2015 and 2016 due to the significant economic downturn in the oil & gas related entities since this is a better measure of the Company’s operating position, and since a large portion of the company’s interest is non-cash.

Conclusion

Based on assessments under both the rollover method and the iron curtain method, the preferred shares accretion corrections are not considered material based on this SAB 108 analysis and in conjunction with the Company’s SAB 99 analysis (Appendix A).